August 20, 2014

Board of Directors
ADB International Group, Inc.

Re: Letter of Resignation

Gentlemen:

I hereby resign my positions as Secretary and a director of ADB International Group, Inc. (the "Company"), effective on today, August 20, 2014. The reason for my resignation is to permit me to pursue other business interests.

I have had no disagreements with the Company's operations, policies or practices.

Yours truly,

/s/: Yoseph Zekri
Yoseph Zekri